ONE LIBERTY PROPERTIES, INC.
60 CUTTER MILL ROAD SUITE 303
GREAT NECK, NY 11021

                    October 13, 2008

VIA EDGAR

Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4561
Washington, DC 20549

Re:         One Liberty Properties, Inc.
Form 10-K for the year ended December 31, 2007
Filed 3/13/08
File No.: 001-09279

Dear Ms. van Doorn:

This letter responds to the additional comment of the staff of the Securities and Exchange Commission set forth in your letter dated October 7, 2008 to Patrick J. Callan, Jr., President and Chief Executive Officer of One Liberty Properties, Inc. (the “Company”), regarding the Company’s response letter dated September 17, 2008 regarding the Company’s Form 10-K for the year ended December 31, 2007. For your convenience, the additional staff comment is set forth below, with the Company’s response immediately thereafter.

Form 10-K for the year ended December 31, 2007

Consolidated Statement of Cash Flows, page F-6

Comment #2:
We have reviewed your response to our previous comment #2. In future filings, please expand your disclosure to describe your cumulative earnings approach for recognizing distributions from equity method investees as either returns of, or returns on your investment in equity investees. The expanded disclosure should specifically address how you account for distributions received from equity investees representing your portion of the proceeds from the equity investees’ sales of assets, and the amount of such distributions receives for each period presented in your statements of cash flows.

Response:
In future 10-K filings, the Company will expand its disclosure of its cumulative earnings approach for recognizing distributions from equity method investees as either returns of, or returns on its investment in equity investees. The Company will specifically address how it accounts for distributions received from equity investees representing the Company’s portion of the proceeds from the equity investees’ sales of assets, and the amount of such distributions received for each period presented in the Company’s statements of cash flows.

Thank you for your assistance with this matter.

Very truly yours,

/s/ David W. Kalish
David W. Kalish
Senior Vice President and
Chief Financial Officer

cc: Mr. Eric McPhee